FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               Northern Rock plc
                (Translation of registrant's name into English)


                              Northern Rock House
                                    Gosforth
                              Newcastle upon Tyne
                                    England
                                    NE3 4PL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F..X.. Form 40-F.....


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No.1            Document - AGM Statement


                               NORTHERN ROCK PLC

The Annual General Meeting (the Meeting) of Northern Rock plc (the Company) was held on 29 April 2003.

Two copies of resolutions passed at the Meeting (other than resolutions concerning ordinary business) were forwarded to the UK Listing Authority on 29 April 2003 making them available to the public for inspection at the Document Viewing Facility.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                               Northern Rock plc
                                  (Registrant)



Date:  29 April 2003              By:____J Shipley_____

                                  Name:       J Shipley
                                  Title:      Assistant Company Secretary